UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04033596

FORM 11-K

SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 179 SECTION

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

VOLUNTARY INVESTMENT PROGRAM FOR
HOURLY EMPLOYEES OF LATROBE STEEL COMPANY
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

PROCESSED
JUN 29 2004
THOMSON
FINANCIAL

CLI-1201307v1

# AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Voluntary Investment Program for Hourly Employees
of Latrobe Steel Company

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

0403-0528678

# Voluntary Investment Program for Hourly Employees of Latrobe Steel Company

## Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

## Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

# Report of Independent Registered Public Accounting Firm

Latrobe Steel Company, Administrator of the
Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

We have audited the accompanying statements of assets available for benefits of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2004

Ernst & Young LLP



A Member Practice of Ernst & Young Global

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Statements of Assets Available for Benefits

| | December 31 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | $ **8,375,145** | $ 6,765,241 |
| Receivables: | | |
| Contribution receivable from participants | **23,904** | 22,430 |
| Accrued income | **811** | 954 |
| Total receivables | **24,715** | 23,384 |
| Cash | **511** | - |
| Assets available for benefits | $ **8,400,371** | $ 6,788,625 |

*See accompanying notes.*

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2003

| | |
|---|---|
| **Additions** | |
| Investment income: | |
| Net appreciation in fair value of investments | $ 1,211,046 |
| Interest and dividends | 62,296 |
| | 1,273,342 |
| Contributions from participants | 713,497 |
| Total additions | 1,986,839 |
| **Deductions** | |
| Benefits paid directly to participants | 375,093 |
| Total deductions | 375,093 |
| Net increase | 1,611,746 |
| Assets available for benefits: | |
| Beginning of year | 6,788,625 |
| End of the year | $ 8,400,371 |

*See accompanying notes.*

## 1. Description of the Plan

The following description of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company (the Plan) provides only general information. Participants should refer to the *2002 401(k) Agreement Between Timken Latrobe Steel and the United Steelworkers of America* AFL-CIO (2002 401(k) Agreement) for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution plan covering hourly employees of Latrobe Steel Company (the Company) who are represented by the United Steelworkers of America (USWA). The Timken Company is the Plan Administrator. Employees of the Company become eligible to participate in the Plan upon the completion of the eligibility requirements under the 2002 Insurance Agreement and upon completion of 1,000 hours of service within a twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### Contributions

Each year, participants may contribute up to 15% of gross earnings, as defined in the Plan, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct his or her contribution in 5% increments to any of the Plan's fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

### Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

## 1. Description of the Plan (continued)

### Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

### Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

### Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70½, receive a lump-sum amount equal to the balance of his or her account or elect to receive installment payments of their assets over a period of time not to exceed his or her life expectancy.

### Plan Termination

The Plan shall continue in full force and effect until December 31, 2008, and yearly thereafter, unless either the Company or the USWA shall notify the other party in writing that they desire to terminate the 2002 401(k) Agreement. The Plan may generally be amended by mutual consent of the Company and the USWA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

### Plan Amendment

Effective January 1, 2002, the Plan was amended to segregate the Timken Company Common Stock Fund into two components—the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. The ESOP contains all shares held in the Timken Company Common Stock Fund at December 31, 2001. Beginning January 1, 2002, participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

## 2. Accounting Policies

### Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

### Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which The Timken Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the year. The valuation per unit of the Timken Company Common Stock Fund was $11.23 and $10.73 at December 31, 2003 and 2002, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3. Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

| | Net Appreciation in Fair Value of Investments |
|---|---|
| Timken common shares | **$ 75,821** |
| Mutual funds | **164,468** |
| Collective trust funds | **970,757** |
| | **$ 1,211,046** |

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

| | 2003 | 2002 |
|---|---|---|
| Timken Company Common Stock Fund | **$ 1,534,904** | $ 1,379,152 |
| AXP New Dimensions Fund | **649,699** | 453,169 |
| American Express Trust U. S. Government Securities Fund I | **850,656** | 829,704 |
| American Express Trust Bond Fund | **623,761** | 691,161 |
| American Express Trust Equity Index Base Fund | **3,676,048** | 2,792,502 |

## 4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

## 5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

## 6. Related-Party Transactions

The following is a summary of transactions in Timken common shares for the year ended December 31, 2003:

| | Shares | Dollars |
|---|---|---|
| Purchased | 26,470 | $ 443,593 |
| Issued to participants for payment of benefits | 1,888 | 32,797 |
| Dividends received | | 38,724 |

Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Voluntary Investment Program for Hourly
Employees of Latrobe Steel Company

EIN: 25-0610595 Plan Number 018

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

| Identity of Issue, Borrower, Lessor or Similar Party | Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | Current Value |
|---|---|---|
| Timken Company Common Stock Fund* | 136,655 units | $ 1,534,904 |
| AXP New Dimensions Fund* | 27,207 units | 649,699 |
| Templeton Foreign Fund | 21,090 units | 224,395 |
| American Express Trust:* | | |
| U.S. Government Securities Fund I | 850,656 units | 850,656 |
| Bond Fund | 8,415 units | 623,761 |
| Short-Term Horizon (25:75) Fund | 1,316 units | 25,229 |
| Medium-Term Horizon (50:50) Fund | 9,031 units | 208,719 |
| Long-Term Horizon (80:20) Fund | 2,827 units | 66,750 |
| Small Cap Equity Index Fund II | 24,633 units | 409,655 |
| Equity Index Base Fund | 105,755 units | 3,676,048 |
| Participant notes receivable* | Interest rates ranging from 5.0% to 10.5% | 105,329 |
| Total investments | | $ 8,375,145 |

*Indicates party-in-interest to the Plan.

SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLUNTARY INVESTMENT
PROGRAM FOR HOURLY EMPLOYEES
OF LATROBE STEEL COMPANY

Date: June 25, 2004

By: [signature]
Scott A. Scherff
Assistant Secretary

CLI-1201307v1

# EXHIBIT INDEX

| EXHIBIT NUMBER | EXHIBIT DESCRIPTION |
|---|---|
| 23 | Consent of Ernst & Young LLP |

Exhibit 23

# Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-108841) pertaining to the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company of The Timken Company of our report dated June 18, 2004, with respect to the financial statements and schedule of the Voluntary Investment Program for Hourly Employees of Latrobe Steel Company included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP
ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004